Exhibit 99.2

Amendment to Trademark License Agreement

This Amendment to Trademark License Agreement (the “Amendment”), dated as of the date of the last signature below but effective as of September 12, 2026 (the “Amendment Effective Date”), is by and between Vietnam Sunergy Joint Stock Company, a Vietnamese company (“Licensee”) and TOYO Co., Ltd, a Cayman Islands company (“Licensor”) (collectively, the “Parties,” or each, individually, a “Party”). All capitalized terms not defined herein shall have the meaning given to them in the Agreement (as such term is defined below).

WHEREAS, the Parties entered into that certain Trademark License Agreement dated as of September 12, 2025 (the “Agreement”), under which Licensor agreed to license the Trademarks to Licensee for a one-year term;

WHEREAS, the Parties now wish to extend the term of the Agreement and the associated license rights related to certain of the Trademarks for a two (2) additional years; and

WHEREAS, the Parties desire that all other terms and conditions of the Agreement remain in full force and effect, except as expressly modified by this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Continuation. Except as expressly modified by this Amendment, all terms, provisions, rights and obligations contained in the Agreement shall remain unchanged and in full force and effect. The Agreement, as amended by this Amendment, constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof.

2.	Amendments to Agreement. The Agreement is amended as follows:

a.	License Grant. The following sentence shall be added to the end of Section 1(a): “Commencing after the one (1) year anniversary of the Effective Date, the foregoing license grant does not include any rights to use the Trademarks in the United States of America nor shall the term “Territory” be construed to include the United States of America.”

b.	Term. The language in Section 6(a) is replaced with the following: “This Agreement shall commence on the Effective Date and continue for three (3) years.”

c.	Trademarks. Schedule 2 of the Agreement is replaced with the attached revised Schedule 2.

3.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures transmitted electronically or by PDF shall be deemed to have the same force and effect as original signatures.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the last date signed below, but intending to be bound hereby as of the Amendment Effective Date.

VIETNAM SUNERGY JOINT STOCK COMPANY

By	/s/ Ogata Hiroyuki
Name:	Ogata Hiroyuki
Title:	CEO
Date:	September 1, 2026

TOYO CO., LTD

By	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	CEO
Date:	September 1, 2026

Revised Schedule 2

SCHEDULE 2

Trademark/Territory